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10028832

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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AB 3/3

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 26 2010
Washington, DC
112

SEC FILE NUMBER
8-35220

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER—DEALER:

American Century Investment Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4500 Main Street
(No. and Street)

Kansas City	Missouri	64111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jami Waggoner — (816) 340-7396
(Area Code — Telephone No.)

Financial Operations Principal

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name — if individual, state last, first, middle name)

1100 Walnut Street, Suite 1300	Kansas City	Missouri	64106
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

[redacted]

3/6/2010

Table of contents

American Century Investment Services, Inc.

(A Wholly Owned Subsidiary of American Century Companies, Inc.)

Affirmation

I, Jami Waggoner, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to American Century Investment Services, Inc. (the "Company") as of and for the year ended December 31, 2009, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Jami Waggoner
Signature

2/24/2010
Date

Financial Operations Principal
Title

Jamie P. Scheibach
Notary Public

JAMIE P. SCHEIBACH
Notary Public - Notary Seal
STATE OF MISSOURI
Jackson County
My Commission Expires: Apr. 15, 2011
Commission # 07389464

State of Missouri, County of Jackson
signed before me on this 24th day of
February, 2010.
Notary Public Jamie P. Scheibach

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Report of independent auditors

To the Stockholder and Board of Directors of
American Century Investment Services, Inc.
Kansas City, Missouri

In our opinion, the accompanying statement of financial condition and the related statements of operations, of changes in stockholder's equity, and of cash flows, present fairly, in all material respects, the financial position of American Century Investment Services, Inc. ("the Company") (a wholly owned subsidiary of American Century Companies, Inc.) at December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules, Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 and Computation for Determination of Reserve Requirements for Brokers and Dealers and Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Security Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 24, 2010
Kansas City, Missouri

American Century Investment Services, Inc.

(A Wholly Owned Subsidiary of American Century Companies, Inc.)

Statement of financial condition
December 31, 2009

Assets	
Cash and cash equivalents	$37,426,883
Deferred sales commission	4,689,108
Prepaid expenses and other	1,154,272
Accounts receivable	213,618
Total assets	$43,483,881

Liabilities and stockholder's equity	
Liabilities	
Accrued salaries and benefits	$17,738,036
Accrued underwriting and distribution fees	7,996,343
Deferred income taxes	1,577,075
Accounts payable and accrued expenses	418,651
Payable to ACIM	238,951
Income taxes payable to ACC	70,122
Total liabilities	28,039,178
Stockholder's equity	
Common stock, $1 par value — 30,000 shares authorized, 11,900 shares issued and outstanding	11,900
Additional paid-in capital	11,970,535
Retained earnings	3,462,268
Total stockholder's equity	15,444,703
Total liabilities and stockholder's equity	$43,483,881

See notes to financial statements.

Statement of operations for the year ended December 31, 2009

Revenues	
Distribution services revenue from Advisers	$119,205,945
Underwriting and distribution revenue	43,323,146
Dividends	178,051
Total revenues	162,707,142
Expenses	
Salaries and benefits	51,868,624
Underwriting and distribution expense	50,457,614
Administrative service fees from ACC or its affiliates	32,870,635
Sales and marketing	16,447,956
General and administrative	3,712,016
Total expenses	155,356,845
Income before income taxes	7,350,297
Provision for income taxes	3,309,646
Net income	$ 4,040,651

See notes to financial statements.

American Century Investment Services, Inc.

(A Wholly Owned Subsidiary of American Century Companies, Inc.)

Statement of changes in stockholder's equity for the year ended December 31, 2009

	Common stock	Additional paid-in capital	Retained earnings	Total stockholder's equity
Balance at January 1, 2009	$11,900	$20,270,535	$ 11,121,617	$ 31,404,052
Net income	—	—	4,040,651	4,040,651
Capital distribution to ACC	—	(8,300,000)	(11,700,000)	(20,000,000)
Balance at December 31, 2009	$11,900	$11,970,535	$ 3,462,268	$ 15,444,703

See notes to financial statements.

Statement of cash flows for the year ended December 31, 2009

Cash flows from operating activities	
Net income	$ 4,040,651
Adjustments to reconcile net income to net cash used in operating activities:	
Deferred income taxes, net	853,988
Changes in:	
Deferred sales commission	(1,598,619)
Prepaid expenses	102,682
Accounts receivable	(22,375)
Accrued salaries and benefits	(208,493)
Accrued underwriting and distribution fees	1,650,418
Accounts payable and accrued expenses	(1,663,334)
Payable to ACIM	1,715,556
Income taxes payable to ACC	(262,390)
Net cash flows provided by operating activities	4,608,084
Cash flows from financing activities	
Capital distribution to ACC	(20,000,000)
Net cash flows used in financing activities	(20,000,000)
Decrease in cash and cash equivalents	(15,391,916)
Cash and cash equivalents, beginning of year	52,818,799
Cash and cash equivalents, end of year	$37,426,883

See notes to financial statements.

Notes to financial statements for the year ended December 31, 2009

1. Nature of operations and summary of significant accounting policies

Nature of operations – American Century Investment Services, Inc. (the "Company") is a registered broker-dealer and a wholly owned subsidiary of American Century Companies, Inc. ("ACC"). The Company is economically dependent upon ACC. The Company's primary purpose is marketing and distribution of the American Century Investments family of mutual funds ("ACI Funds") for American Century Investment Management, Inc. ("ACIM") and American Century Global Investment Management, Inc. ("ACGIM") which are also subsidiaries of ACC. Additionally, American Century Services, LLC ("ACS"), another subsidiary of ACC, serves as the Administrative Agent for ACC and conducts certain services for the Company.

The Company is subject to the rules and regulations of the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company is exempt from the reserve requirement computation under Rule 15c3-3 of the Securities Exchange Act of 1934 under paragraph (k)(2)(ii) of the Rule, since it maintains a "Special Account for the Exclusive Benefit of customers" as set forth in the conditions for exemption.

Cash and cash equivalents – The Company considers all liquid investments with original maturities of three months or less to be cash equivalents, which consisted of an investment in an affiliated money market mutual fund of $37,426,883 as of December 31, 2009.

Deferred sales commissions – Sales commissions paid to financial intermediaries in connection with the sale of shares of certain classes of funds are capitalized and amortized on a straight-line basis over various periods, none of which exceed six years. Amortization of this asset is meant to coincide with the recoverability of these costs through the retention of Rule 12b-1 distribution fees and contingent deferred sales charge assessments. In addition, the contingent deferred sales charges the Company collects from redeeming shareholders is recorded as a reduction to the deferred sales commission asset.

Management periodically reviews the carrying amount of the deferred sales commission asset as events or changes in circumstances indicate that the assets may not be recoverable over their amortization period. The Company did not record any impairment for the year ended December 31, 2009.

Prepaid expenses – Items such as licensing and registration fees are deferred and amortized over a specified period, which is typically one year.

Payable to ACIM – The Company has a payable to ACIM for amounts ACIM pays on behalf of the Company.

Underwriting and distribution revenues and expenses – Distribution revenues are generally earned in accordance with the provisions of the agreements with ACI Funds. Distribution revenues consist of distribution and service fees, front-end sales charge fees, and contingent deferred sales charge redemptions. Distribution expenses represent distribution and service fee charges, front-end sales charges, and concessions payable to brokers.

Distribution service revenue from advisers – In its capacity as distributor for one or more share classes of ACI Funds, the Company performs services such as marketing, underwriting, and selling shares of ACI Funds and units in a qualified tuition program under Section 529 of the Internal Revenue Code and other services designated by ACIM and ACGIM, collectively referred to as the "Advisers". In consideration for these services and in accordance with the provisions of the distribution services agreement, the Advisers pay the Company fees based upon the Advisers' actual usage of distribution services.

Dividends – The Company records dividend income on an accrual basis. The Company received distributions from an investment in a money market mutual fund managed by an affiliate in the amount of $178,051 and is included as dividends on the Statement of Operations for the year ended December 31, 2009.

Income taxes – The Company is included in the consolidated tax return of ACC with other ACC subsidiaries. In accordance with the provisions of the tax sharing agreement between the Company and ACC, ACC allocates income tax expense or benefit to members of the consolidated group based on each subsidiary's contribution to consolidated taxable income or loss, using the statutory rate applicable to the consolidated group. The tax sharing agreement also provides for reimbursement to subsidiaries with net operating losses to the extent those losses are used to reduce consolidated taxable income. Subsidiaries with current taxable income, as calculated on a separate company basis, are liable for payments determined as if they had filed a separate return. These amounts are settled through intercompany transactions on a monthly basis.

The Company records deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax basis. To the extent management believes it is more likely than not that some portion or all of the deferred tax assets will not be realized, a valuation allowance is established. No valuation allowance was recorded as of December 31, 2009.

Administrative service fees from ACC or its affiliates – Expenses include fees owed for administrative services performed by ACS. The costs of information technology, human resources, office space, and corporate overhead services are allocated to the Company as a proportionate share based on relative headcount. Also included are licensing fees paid by the Company to ACC for use of certain trademarks and trade names in mutual fund distribution services, namely, advertising, servicing, marketing, underwriting and selling shares of the Funds and units in a qualified tuition program under Section 529 of the Internal Revenue Code.

Use of estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New accounting pronouncement – In May 2009, the Financial Accounting Standards Board issued Accounting Standards Codification ("ASC") 855, Subsequent Events. The objective of this guidance is to establish standards of accounting and disclosure for events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In particular, the guidance sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that occur for potential recognition or disclosure in the financial statements. The guidance also describes the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. In accordance with ASC 855, an entity should apply the requirements to interim or annual financial periods ending after June 15, 2009. Management has performed an evaluation of subsequent events through February 24, 2010, the date on which the financial statements were available to be issued (see *Note 8 – Subsequent event*).

2. Employee benefit plans

Profit sharing and 401(k) savings plan – Substantially all employees are covered under a Profit Sharing and 401(k) Savings plan offered by ACC or its other wholly owned subsidiaries. Plan related expenses totaled $2,668,327 for the year ended December 31, 2009 and are included in salaries and benefits expense. As of December 31, 2009, accrued plan related expenses were $2,165,166 and are included in accrued salaries and benefits on the Statement of Financial Operations.

3. Restricted stock plan

The Company participates in ACC's restricted stock plan, which provides for grants to certain employees. Grants are made at the discretion of ACC's management and are subject to the completion of a service period prior to vesting. The Company's compensation cost is recognized based on the grant date fair value of the award, net of estimated forfeitures, over the vesting period. During 2009, the Company recognized $1,613,666 of share based compensation expense that is included in salaries and benefits expense on the Statement of Financial Operations.

The summary of changes in restricted stock for the year ended December 31, 2009, is as follows:

	Shares	Weighted-average grant-date fair value
Nonvested at January 1, 2009	359,830	$21.99
Granted	169,030	$7.64
Vested	(37,690)	$25.37
Forfeited	(64,150)	$15.94
Nonvested at December 31, 2009	427,020	$16.92

4. Net capital requirements

The Company is subject to the uniform net capital rule (Rule 15c3-1) under the Securities Exchange Act of 1934. Rule 15c3-1 requires the Company to maintain minimum net capital equal to the greater of $25,000 or 6⅔% of aggregate indebtedness. The Company had net capital, as defined, of $8,639,167, which was $6,875,026 in excess of its required net capital of $1,764,141, and a ratio of aggregate indebtedness to net capital was 3.06 to 1 as of December 31, 2009.

5. Fair value of financial instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal or most advantageous market at the measurement date. The fair value of a financial instrument should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the entity. In addition, the fair value of liabilities should include consideration of non-performance risk including the Company's credit risk.

Valuation inputs used in fair value calculations are classified into a hierarchy. The hierarchy prioritizes the inputs into three levels. These levels are based on the extent inputs used in measuring fair value are observable in the market. Each fair value measurement is reported in one of the three levels determined by the lowest level input. The levels are:

Level 1 – inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.

Level 2 – inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – inputs are unobservable and reflect management's estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models, and similar techniques.

The Company's financial instruments consist only of cash equivalents. Accordingly, these are classified as Level 1, and the fair value at December 31, 2009 approximates carrying value, as reflected in the Statement of Financial Condition.

6. Income taxes

The income tax provision for the year ended December 31, 2009, comprises the following:

Current income taxes	$2,455,658
Deferred income taxes	853,988
Income tax provision	$3,309,646

The following is a reconciliation of the income tax provision at the statutory federal rate (35%) to the provision included in the accompanying statement of operations:

Provision at federal statutory rate	$2,572,604
State and other income taxes, net of federal benefit	421,527
Meals and entertainment disallowance	316,954
Other	(1,439)
Income tax provision	$3,309,646

As of December 31, 2009, the tax effects of temporary differences which give rise to deferred tax assets (liabilities) are as follows:

Accrued sabbatical	$ 257,107
Accrued vacation	225,726
Stock option plan modification	139,101
Total deferred tax assets	621,934
Prepaid expenses	(434,381)
Deferred sales commissions	(1,764,628)
Total deferred tax liabilities	(2,199,009)
Net deferred income taxes	$(1,577,075)

7. Capital distribution to ACC

On March 23, 2009, the Company's board approved a distribution of $20,000,000 to ACC, of which $11,700,000 represented a special dividend. The remaining $8,300,000 represented a return of contributed capital.

8. Subsequent event

ACC had a change in control under the Investment Company Act of 1940. The change in control is considered a technical assignment of the ACI Funds' investment advisory agreements, which, under the Act, terminated such agreements. As a result, the ACI Funds' Boards have approved interim investment advisory agreements and have recommended that such agreements be approved by the shareholders of the ACI Funds. Shareholders of the ACI Funds will be asked to approve these investment advisory agreements in the upcoming months.

Computation of net capital for brokers and dealers pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 as of December 31, 2009

Stockholder's equity	$15,444,703
Deferred sales commission	(4,689,108)
Prepaid expenses and other	(1,154,272)
Accounts receivable	(213,618)
Total non-allowable assets	(6,056,998)
Net capital before haircuts	9,387,705
Less haircuts of money market mutual fund	(748,538)
Net capital	$ 8,639,167
Aggregate indebtedness	$26,462,103
Computation of net capital requirement:	
Minimum net capital requirement — greater of $25,000 or 6⅔% of aggregate indebtedness	$1,764,141
Excess net capital	$6,875,026
Ratio of aggregate indebtedness to net capital	3.06 to 1

There are no material differences between the above computation of net capital under Rule 15c3-1 and the one filed by the Company on January 27, 2010 in Part IIA of its unaudited Form X-17A-5 as of December 31, 2009.

Computation for determination of reserve requirements and information relating to the possession or control requirements for brokers and dealers pursuant to SEC Rule 15c3-3 under the Securities and Exchange Act of 1934

December 31, 2009

Exemption under Section (k)(2)(ii) is claimed:

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company maintains a "Special Account for the Exclusive Benefit of customers" as set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

Report of independent auditors on internal control required by SEC Rule 17a-5

To the Stockholder and Board of Directors of
American Century Investment Services, Inc.
Kansas City, Missouri

In planning and performing our audit of the financial statements of American Century Investment Services, Inc. (the "Company) as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 24, 2010
Kansas City, Missouri

Notes

Notes

American Century Investments®

American Century Investment Services, Inc., Distributor

CC-BKT-66959 1002



American Century
Investments®

American Century Investment Services, Inc.

(A Wholly Owned Subsidiary of American Century Companies, Inc.)

SEC I.D. No. 8-35220
Financial Statements and Supplemental Schedules
for the Year Ended December 31, 2009,
and Independent Auditors' Report and
Supplemental Report on Internal Control
Filed pursuant to Rule 17a-5 (e)(3) as a PUBLIC DOCUMENT